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                          May 20, 2022

       Kevin Helmick
       Chief Executive Officer
       Farmers National Banc Corp.
       20 South Broad Street
       Canfield, OH 44406

                                                        Re: Farmers National
Banc Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed on May 13,
2022
                                                            File No. 333-264945

       Dear Mr. Helmick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Susan
Block at 202-551-3210 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance